2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

July 1, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Response dated June 3, 2015
File No. 1-36511

Ladies and Gentlemen:

Set forth below is the response of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated June 19, 2015 regarding the Company’s Form 10-K filed on March 9, 2015. In this letter, we have recited the Staff’s comment in bold type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

1.	Your response to prior comment 4 states that you plan to focus your development activity in the dry gas area of your Utica Shale acreage until the beginning of 2017, at which point you expect to resume development activity in the wet gas area of your Utica Shale acreage and in your Marcellus acreage. Please revise to provide disclosure regarding your development plans. As part of your revised disclosure, describe how you plan to finance your capital expenditure budget and explain how your development plans may be impacted if commodity prices stay at current levels. Refer to Item 1203(c) of Regulation S-K.

In response to the Staff’s comment, we will include the following disclosure in future filings, as applicable and to the extent required, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

July 1, 2015

“Based on the reassessment of our capital expenditure plan and the current commodity pricing environment, we have shifted our drilling activity to the dry gas area of our Utica Shale acreage due to greater potential returns of this area. The dry gas area of our Utica Shale acreage has more readily available access to transportation infrastructure and a larger number of our units in the area are ready for drilling as compared to our other operating areas. We currently expect to resume our development activity in the wet gas areas of our Utica Shale acreage and in our Marcellus activity during 2017.

We consider future commodity prices when determining our development plan but many other factors are also considered. Although the magnitude of change in these collective factors within a sustained low commodity price environment is difficult to estimate, we currently expect to execute our development plan based on current conditions. To the extent there is a significant increase or decrease in commodity prices in the future, we will assess the impact on our development plan at that time, and we may respond to such changes by altering our capital budget or our development plan. We plan to fund our development budget with a portion of the proceeds from the issuance of our 8.875% Senior Notes due 2023, the proceeds remaining from the private placement of our common stock that we completed during January 2015, cash flows from operations, borrowings under our revolving credit facility and proceeds from additional debt and/or equity offerings.”

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We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 1, 2015

Please do not hesitate to contact me by telephone at (814) 409-7002 with any questions or comments regarding this correspondence.

Regards,

/s/ Christopher K. Hulburt

Christopher K. Hulburt Executive Vice President, Secretary and General Counsel Eclipse Resources Corporation